September 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Tara Harkins

                             Martin James

Re:                       Pulse Biosciences, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed March 14, 2019

Form 10-Q for the Quarterly Period Ended June 30, 2019

Filed August 8, 2019

File No. 001-37744

Dear Ms. Harkins and Mr. James:

Pulse Biosciences, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated September 5, 2019 relating to the Company’s Form 10-Qs for each of the quarters ended March 31, 2019 and June 30, 2019.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics followed by the Company’s response to the Staff’s comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Item 6. Exhibits

Exhibits 31.1 and 31.2, page 55

1. We note that the certifications provided do not include the language relating your internal control over financial reporting in paragraph 4 and do not include paragraph 4(b) in its entirety, although you are now beyond the transition period that allows this omission. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2019.

Response: The Company intends to file, concurrently with this letter, a Form 10-Q/A for each of the quarters ended March 31, 2019 and June 30, 2019 to amend the certifications contained in Exhibits 31.1 and 31.2 to provide the requisite information. The Company advises the Staff that it intends to include the required certifications in its future filings.

* * * * *

Please direct any questions or comments to Brian Dow at (510) 906-466.

Very truly yours,

PULSE BIOSCIENCES, INC.

/s/ Brian B. Dow
Brian B. Dow
Senior Vice President and Chief Financial Officer

cc: Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati